Conectiv Energy Supply, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Taxes receivable	*
Inventories, at average cost	
Fuel (coal, oil and gas)	*
Materials and supplies	*
Prepayments	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Construction work-in-progress	*
Goodwill and other intangibles	*
	*
Deferred Charges and Other Assets	
Prepaid pension cost	*
Deferred income taxes	*
Other	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Deferred income taxes	*
Derivative instruments	*
Other	*
	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Other comprehensive income	*
Retained earnings	*
Conectiv money pool loan	*
Conectiv money pool loan	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.

Conectiv Energy Supply, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2003
OPERATING REVENUES	
Electric	*
Gas	*
Other	*
	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	*
Gas purchased	*
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding
  Company Act of 1935.